Via EDGAR & Facsimile

August 22, 2008

Cecilia Blye

Chief, Office of Global Security Risk

United States Security and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

            Re:                  Cummins Inc.

                                    Form 10-K for the Fiscal Year Ended December 31, 2007

                                    Filed February 26, 2008

                                    File No. 1-04949

Dear Ms. Blye:

On behalf of Cummins Inc., an Indiana corporation (the "Company"), please find below the Company's responses to the comments of the Securities and Exchange Commission (the "Commission") as set forth in your comment letter of July 16, 2008.

For your convenience, the numbers of the responses set forth below correspond to the numbers in your comment letter and we have set forth below your numbered comments in italics followed by the Company’s responses.

Company Background

The Company designs, manufactures, distributes and services diesel and natural gas engines, electric power generation systems and engine-related component products, including filtration and exhaust aftertreatment, fuel systems, controls and air handling systems.  We sell our products to Original Equipment Manufacturers (OEMs), distributors and other customers worldwide.  We serve our customers through a network of more than 500 company-owned and independent distributor locations and approximately 5,200 dealer locations in more than 190 countries and territories.   The Company also does business through foreign subsidiaries and joint venture partnerships.

The Company follows all U.S. export control laws including the regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), the U.S. Commerce Department's Bureau of Industry and Security ("BIS") and the U.S Department of State's Directorate of Defense Trade Controls ("DDTC").  As you know, these laws generally prohibit sales of products or services with greater than de minimis U.S. content or with U.S. person involvement to embargoed countries, such as Cuba, Iran, Syria and Sudan.  These laws also provide some limited exceptions to the general prohibitions.

To ensure compliance with these laws, Cummins has an export control policy and a compliance program.  Among other things, the Company's policy requires Cummins Law Department compliance review of foreign subsidiaries' transactions destined for embargoed countries and the Company screens customers to make sure no products are destined for banned entities or individuals.

Moreover, the Company's policy prohibits all sales of products, even where the transactions are not subject to U.S. law, where the products could be used for a military application in Syria, Libya, North Korea or Iran.

As a result of these legal restrictions, the Company's policy, and the Company's compliance program, sales to embargoed countries, as discussed below, are very limited and are not material.  It should be noted, however, that because the Company's products are typically sold to large original equipment manufacturers, that incorporate our products into vehicles and power generators, it is possible for Cummins products to end up in these countries without the knowledge of Cummins.

1.         We note on page 50 and elsewhere in your Form 10-K that you sell your products in Asia, Latin America, and Africa/Middle East. It appears that these regions include Cuba, Iran, Sudan, and Syria, which are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with these referred countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, including equipment and components, technology, or services you have provided into the referred countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referred countries or persons/entities affiliated with those governments.

The Company does not have any employees or facilities in Cuba, Iran, Sudan or Syria.  We will discuss our limited business contacts with each country separately.  We note however, that none of these contacts, either individually or in the aggregate, are material.

Cuba

The Company is not aware of any sales of its products to Cuba or any other business contacts with Cuba during 2005, 2006 and 2007.  We do not anticipate having such sales or contacts in the future.

Iran

Cummins complies strictly with the applicable trade sanctions and export control laws with regard to Iran.  There are independent companies in Iran that are authorized dealers of the Company.  As you know, U.S. law permits foreign subsidiaries of a U.S. company to sell to Iranian customers commercial products or services that are not subject to U.S. jurisdiction, provided there is no facilitation or prohibited participation in the transactions by U.S. persons.  In accordance with Cummins' policy, these transactions must be reviewed by the Cummins Law Department in Europe to ensure compliance with U.S. law and with the Company's policy.  As mentioned above, the Company's policy prohibits the sale of any Cummins product or service, even if it is not subject to U.S. law, to any military end-user or end-use in Iran.

In 2005, sales to customers in Iran totaled approximately $17 million.  In 2006, sales totaled approximately $16 million.  In 2007, sales totaled approximately $13 million.

Syria

Cummins complies strictly with the applicable export control and trade sanctions laws with regard to Syria.  There are independent companies in Syria that are authorized dealers of the Company.  As you know, U.S. law does not prohibit foreign subsidiaries of a U.S. company from selling to Syrian customers commercial products that are not of U.S. origin or that contain less than the de minimis amount of U.S.-origin content.  In accordance with Cummins' policy, these transactions must be reviewed by the Cummins Law Department in Europe to ensure compliance with the law and with the Company's policy.  As mentioned above, the Company's policy prohibits the sale of any Cummins product or service, even if it is not subject to U.S. law, to any military end-user or end-use in Syria.

Sales of Cummins products in Syria are negligible.  In 2005, sales to customers in Syria totaled approximately $150,000.  In 2006, sales totaled approximately $250,000.  In 2007, sales totaled approximately $300,000.

Sudan

Cummins complies strictly with the applicable trade sanctions and export control laws with regard to Sudan.  As discussed more fully below, in 2006 the Company changed its export control policy to exceed the scope of U.S. trade sanctions on Sudan.  The Company's policy prohibits all sales of products and services to Sudan from any Cummins controlled entity, regardless of the origin of the products and services.  The only exception to this policy is for sales for humanitarian purposes approved under strict guidelines.

In 2005, sales to Sudan totaled approximately $250,000.  In 2006, sales totaled approximately $2 million.  In 2007, the Company had no sales to Sudan.

2.         We are also aware of various reports published in 2006 indicating that Chinese military trucks fitted with diesel engines manufactured by your joint venture, Dongfeng Cummins Engine Company, were exported to Sudan. Please describe to us the circumstances underlying the transaction, and whether you implemented any subsequent remedial measures to prevent the recurrence of such an incident. Also, describe to us any proceedings that either the Department of Treasury's Office of Foreign Assets Regulation ("OFAC") or the Department of Commerce's Bureau of Industry and Security ("BIS") may have initiated against you.  If such proceedings are pending, please represent to us that you will disclose in your future filings, as appropriate, any material information related to your interaction with OFAC or BIS and provide an updated status of any material development related to OFAC or BIS.

In June 2006, Amnesty International published a report alleging that more than 200 trucks with Cummins engines had been sold by China to the Sudanese military.  Cummins immediately investigated the matter and discovered the following:

  The engines in question were made at Dongfeng Cummins Engine Company, located in China, which is a 50-50 joint venture between Cummins and Dongfeng Automotive Co.
  Some of the engines were sold to our joint venture partner, who shipped them to one of its affiliated Chinese companies.
  The affiliated Chinese company installed the engines in Chinese-made transport trucks that eventually were sold to the Sudanese government without the Company's knowledge.
  The engines were manufactured in China and contained less than the de minimis amount of U.S.-origin content.
  Cummins had no prior knowledge that engines made by this joint venture would be installed in trucks sold to Sudan.

This transaction did not violate U.S. law.   No actions were brought against Cummins by BIS or OFAC or any other government agency as a result of this issue.  We did not consider this issue material to our investors.  Nonetheless, Cummins instituted several remedial actions.  The Company sent its most senior executive with responsibility for operations in China to discuss the issue with our joint venture partner.  Cummins informed our partner of our export control policy and urged our partner not to sell to Sudan trucks incorporating engines made by the joint venture.  Cummins initiated similar discussions with our other joint venture partners in China.

As a result of these discussions, we believe our joint venture partner has halted sales of engines to OEMs where the OEMs intend to incorporate the engines into trucks destined for export to Sudan.  Cummins also amended its export control policy in late 2006 to prohibit all sales of products and services to Sudan from any Cummins controlled entity, regardless of the origin of the products and services.  The only exception to this policy is for sales for humanitarian purposes approved under strict guidelines.

Cummins' actions prompted the Sudan Disinvestment Task Force to remove the Company from its watch list in August 2007 and to commend Cummins publicly for its response to the situation.

Communication with shareholders

Cummins has openly communicated with its shareholders regarding the Sudan and the issues discussed in the Amnesty International Report.  On September 5, 2007, the Company held a teleconference with a group of investors affiliated with the Sustainable Investment Research Analyst Network (SIRAN), who wished to discuss a variety of issues, including Sudan.  During this call, the Company reviewed a PowerPoint presentation regarding various issues of importance to these investors.  Page 27 of this presentation addressed the issue of export controls and the Sudan.  After this teleconference, the Company posted this presentation on the investor relations page of its public website, www.cummins.com.  The report remains on this website today.

In April 2008, the Company published its 2007 Sustainability Report.  A summary of this report was also mailed to all shareholders in April and the full report is posted on the home page of the Company's public website.  On page 29 of the Report, the Company discusses the Amnesty International report and the Company's actions in response to this issue.

3. Please discuss the materiality of any contacts described in response to comments 1 and 2, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

As you may be aware, the federal government, various state and municipal governments, and numerous universities and other institutional investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referenced countries.

Over the past three years, Company sales to Iran, Syria and Sudan combined have constituted approximately 0.17% of the Company's sales.  Cummins does not consider this amount of business to be material to a reasonable investor.

Cummins does not believe that its limited business contacts with these countries would be an issue of concern with a reasonable investor.  Cummins devotes significant resources to ensure that all sales are in compliance with U.S. laws.   Cummins has not been the subject of any OFAC or BIS investigation or enforcement actions over the past three years.  Cummins believes that its focus on compliance with the law and Company policy would reassure the reasonable investor about our sales and minimize the chances for any reputational risk.

As evidenced by the Company's public handling of the Sudan issue, the Company is familiar with the concerns expressed by members of the investment community and is open to further dialogue with them concerning any of the embargoed countries.

As requested in your letter, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your comments and your assistance with our compliance with applicable disclosure requirements.  If you have any questions or comments regarding our responses, please contact me at 317.610.2459.

Sincerely,

/s/  Marya M. Rose

_____________________________

Marya M. Rose

Vice-President, General Counsel &

Corporate Secretary